Alston&Bird llp
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404-881-7000
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www.alston.com

Martin H. Dozier	Direct Dial: 404-881-4932	E-mail: martin.dozier@alston.com
October 30, 2008
VIA OVERNIGHT DELIVERY
Ms. Karen Garnett
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bluerock Enhanced Multifamily REIT, Inc. (formerly Bluerock Enhanced Residential REIT, Inc.) Registration Statement on Form S-11 Filed August 22, 2008, File No. 333-153135.
Dear Ms. Garnett:
This letter sets forth the responses of our client, Bluerock Enhanced Multifamily REIT, Inc., formerly Bluerock Enhanced Residential REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated September 19, 2008 referring to the Registration Statement on Form S-11 as filed with the Commission on August 22, 2008 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 1”) to the Registration Statement via EDGAR.
As you are aware from the Issuer’s letter dated September 16, 2008 to the Staff, the Issuer has changed its counsel from Hirschler Fleischer to Alston & Bird LLP. In connection with this change in representation, the Issuer has made a number of revisions to the Registration Statement reflected in Amendment No. 1. Before addressing your comments individually, we would first like to highlight the major substantive revisions that the Issuer has made to the Registration Statement in an effort to facilitate your review of Amendment No. 1. Following that discussion, we will specifically address each of the Staff’s comments provided in your letter dated September 19, 2008.
Overview
Early Investor Discount
The Issuer has implemented an early investor discount (the “Early Investor Discount”) for the first $50 million in shares purchased in the primary offering. The Issuer believes
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Ms. Karen Garnett
October 30, 2008

that the Early Investor Discount will provide an incentive for investors to purchase shares early in the offering process and will assist the Issuer in reaching its minimum offering amount more quickly. The first $50 million in shares will be offered at $9.50 per share and the remaining $950 million in shares will be offered at $10.00 per share. Because of this change in pricing, the Issuer must now register in the primary offering more than the 100 million shares previously contemplated in order to have registered $1 billion in shares for the primary offering. To accomplish this, the Issuer has reallocated shares from the distribution reinvestment plan to the primary offering, reducing the shares registered for the distribution reinvestment plan from 285 million to 282,499,999. The Issuer has revised the “Calculation of Registration Fee” to reflect the new registration fees associated with the implementation of the Early Investor Discount. The Issuer has also added relevant risk factors regarding the early investor discount. These new risk factors may be found in the “Risk Factors” section beginning on page 14 of the prospectus contained in Amendment No. 1.
Corporate Reorganization
The Issuer has engaged in a series of affiliated transactions (collectively, the “Redemption Transactions”) whereby Bluerock Enhanced Multifamily Advisor, LLC, formerly Bluerock Enhanced Residential Advisor, LLC (the “Advisor”) is no longer the limited partner of Bluerock Enhanced Multifamily Partnership, L.P., formerly Bluerock Enhanced Residential Partnership, L.P. (the “Operating Partnership”), and a newly-formed wholly owned subsidiary of the Issuer is the initial sole limited partner. The Redemption Transactions will enable the Issuer to maintain the flexibility to make certain investments and to preserve its REIT status once qualified as a REIT.
Prior to filing Amendment No. 1, the Operating Partnership redeemed the 22,727 limited partnership units held by the Advisor. The Advisor then purchased 22,100 shares of common stock from the Issuer at a purchase price of $9.05. Using the proceeds from the sale, the Issuer formed and capitalized Bluerock REIT Holdings, LLC, a wholly owned subsidiary (“Bluerock REIT Holdings”), with $200,000 received from the sale of 22,100 shares of common stock to the Advisor. Bluerock REIT Holdings then purchased 22,727 limited partnership units from the Operating Partnership for $200,000. As a result of the Redemption Transactions, the Issuer remains the general partner of the Operating Partnership, but Bluerock REIT Holdings has replaced the Advisor as the sole limited partner of the Operating Partnership as reflected in the organizational chart in the Prospectus Summary.

Ms. Karen Garnett
October 30, 2008

Convertible Shares
The Issuer has revised the formula for converting the convertible shares into common shares to more accurately reflect the intended economics of the shares. The Issuer also clarified that the conversion of the shares could not violate certain specific requirements in the charter relating to the REIT ownership guidelines.
Question and Answer Section
The Issuer has added a “Questions and Answers About this Offering” section to answer the most common questions that an investor may have about the Issuer’s offering.
Prospectus Summary
The Issuer has reorganized the contents of the Prospectus Summary for a more logical presentation. Consistent with guidance from the Staff, the Issuer has also deleted sections in the Prospectus Summary that are merely duplicative of sections in the main text of the Registration Statement (such as the Estimated Use of Proceeds table).
The Issuer has revised the organizational chart contained in the Prospectus Summary to reflect the ownership structure of the Issuer and its affiliates after giving effect to the Redemption.
Additional revisions reflected in the Prospectus Summary (such as the revisions to the Management Compensation table) are reviewed in greater detail in the discussions of the main text of those sections below.
Risk Factors
The Issuer has deleted certain risk factors regarding unlikely or irrelevant risks, in an effort to make this section more pertinent to prospective investors. Additionally, the Issuer has included several new risk factors, as appropriate, based upon changes made to the offering as presented in Amendment No. 1 (i.e., risk factors relating to the Early Investor Discount and the revised terms of the convertible stock).
Investment Strategy, Objectives and Policies
The Issuer has revised the Investment Strategy, Objectives and Policies for a more logical presentation and has divided the narrative into multiple subsections to make Amendment No. 1 more accessible to an investor. The Issuer has also deleted certain investments (such as Section 1031 transactions) that it does not believe will constitute a material element of its investment strategy.

Ms. Karen Garnett
October 30, 2008

Management
The Issuer has revised the Management section to include the renaming and revised description of the Acquisition Committee to the Investment Committee to better reflect the intended function of that committee. The Issuer has also included two independent director candidates.
The Issuer has also revised the section concerning the experience of James Babb, the advisor’s Chief Investment Officer, to include those transactions which he led. The Issuer has included a description of Mr. Babb’s prior activities relating to the formation of investment funds and real estate transactions to provide investors with greater context regarding Mr. Babb’s background and expertise. The amended disclosure concentrates on those funds and transactions most relevant to the Issuer’s intended investment objectives.
Stock Incentive Plan
The Issuer revised the Registration Statement to address certain changes to its independent director compensation program. The Issuer will grant restricted shares pursuant to a sub-plan under its Long Term Incentive Plan (the “Plan”). Any unvested restricted stock will become fully vested upon a change in control of the Issuer or upon the termination of the grantee’s service as a director without cause or due to his or her death or disability.
The Issuer also revised the disclosure relating to the Plan. The Issuer added a description of the Plan’s anti-dilution provisions, and shortened and clarified the description of each type of award that may be granted under the Plan. The Issuer also added new types of awards that it proposes to make available for grant under the Plan. In addition to stock options, stock appreciation rights, restricted stock, dividend equivalents, performance awards, and other cash or stock-based awards, the Plan will provide for the grant of restricted and deferred stock units. Additionally, the Issuer deleted the disclosure related to performance goals and Section 162(m) of the U.S. tax code because (i) the Issuer does not anticipate that it will have any employees, and Section 162(m) only applies to certain employees of a public company, and (ii) in the event that the Issuer does hire employees, the Issuer expects that awards granted under the Plan will be exempt from the deduction limits of Section 162(m) for a period of time after its initial public offering, as prescribed in the Section 162(m) regulations. Finally, the Issuer clarified the description of the Plan’s termination and amendment provisions.
Share Repurchase Plan
The Issuer has revised the Share Repurchase Plan to provide for potential repurchases under the plan shares held for less than one year. In addition, the Issuer has revised the plan to provide for a determination of the repurchase price based on net asset value as determined by independent appraisals three years after the end of the offering stage.

Ms. Karen Garnett
October 30, 2008

Federal Income Tax Consideration
The Issuer revised the disclosures contained in the tax discussion throughout the Registration Statement to provide investors with a greater understanding of the material United States federal income tax considerations associated with an investment in its common stock. The Issuer also added customary tax risk factors detailing certain tax risks of investing in a REIT. While the revisions contained in this section do not affect the substantive terms of the offering, the Issuer wanted to offer the reasoning for the revisions given the significant amount of changes in this section.
Plan of Distribution
The Issuer will implement a “friends and family” program pursuant to which the dealer manager may sell shares to certain investors net of selling commissions and dealer manager fees. The Issuer also will implement an automatic investment plan and has added the appropriate disclosure. Lastly, the Issuer has added disclosure relating to purchases made through IRA accounts.
ERISA Considerations
The Issuer has clarified how the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) may apply to the REIT. Specific changes include: (1) the addition of defined terms to distinguish among potential employee benefit plan investors that are subject to ERISA (“ERISA Plans”), plan investors that are not subject to ERISA but may be subject to similar rules under the Internal Revenue Code (together with ERISA Plans, “Benefit Plans” or “Benefit Plan Investors”) and other plans that are not subject to ERISA or the Code but may be subject to similar laws (“Other Plans”); (2) further discussion of which rules apply to the different classes of benefit plans; (3) clarification of how the REIT will be operated so that the assets of the REIT do not become “plan assets” for purposes of ERISA, including discussion of ERISA rules for “venture capital operating companies” and “real estate operating companies”; and (4) clarification of the valuation procedures to be used with respect to shares of the REIT. While the revisions contained in this section do not affect the substantive terms of the offering, we have provided the rationale for the revisions as a courtesy to the Staff, given the significant amount of changes in this section.
Response to Staff Comments
For your convenience, we have set forth each of the Staff’s comments followed by the Issuer’s relevant response. Please note that all page numbers provided in the explanatory discussion and the specific responses below correspond to the pages of Amendment No. 1.
     General

Ms. Karen Garnett
October 30, 2008

     1. Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.
     Response: The Issuer confirms that it will submit to the Commission prior to use all sales literature to be used in connection with the offering, including material for broker-dealer use only.
     2. Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.
     Response: The Issuer has analyzed the applicability of the tender offer rules to its share redemption program and determined that its program is substantially similar to redemption programs of other issuers, such as those listed above, for which the Commission has previously granted relief.
     The principal characteristics of the Issuer’s share redemption program are as follows:
•	In any calendar year, the number of shares repurchased by the company under the share repurchase program would not exceed 10% of the weighted average number of shares outstanding during the 12 month period immediately prior to the date of repurchase;

•	The shares would be repurchased at a discount to the original purchase price until they have been held for 4 years, and thereafter would be repurchased for their original purchase price, but at no time would the repurchase price exceed the original offering price;

•	Purchases will be made on a quarterly basis;

•	Stockholders can tender shares for repurchase at any time until the last day of the second month of the applicable quarter;

•	Stockholders can withdraw redemption requests any time prior to the date of repurchase;

Ms. Karen Garnett
October 30, 2008

•	If the Issuer cannot repurchase all shares presented for repurchase in a given quarter, it will attempt to honor the requests on a pro rata basis and treat any unsatisfied portion as a request for repurchase at the next repurchase date unless the request is withdrawn;

•	The Issuer will provide stockholders with 30 days advance written notice prior to amending or suspending the redemption program;

•	The terms of the redemption plan will be fully disclosed in the Issuer’s prospectus as well as any prospectus used for subsequent offerings and will be fully disclosed on the Issuer’s website;

•	The redemption program is open for an indefinite period of time;

•	The Issuer will not solicit redemptions. Stockholders desiring to present shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Issuer; and

•	There is no trading market for the Issuer’s common stock. The Issuer will terminate its redemption program in the event its common stock is listed on a national securities exchange or included for quotation in a national securities market, or that a secondary market for the common stock develops.
     One unique feature of the redemption program relative to the no-action letters mentioned above is that there is no one-year holding period before stockholders are eligible to participate. However, the Issuer believes this change does not make its program inconsistent with those granted relief by the Commission and that redemptions under the program do not constitute issuer tender offers within the meaning of Rule 13e-4 and Regulation 14E on the basis of the reasoning set forth in the no-action letters cited above. Specifically, the redemptions of shares of common stock under the redemption program during the first year are (1) subject to the volume limitations and (2) redeemed at 90% of the purchase price. Additionally, the purpose of the redemption program is to provide limited liquidity to investors (at a substantial discount during the first four years from the date of purchase). The program is not a mechanism to solicit shares of common stock as is the case in traditional “tender offers.” It is not in the Issuer’s interest for stockholders to redeem shares under the redemption program as such redemptions reduce the amount of funds available for investments in real estate assets; the primary purpose of the Issuer.
     3. Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Ms. Karen Garnett
October 30, 2008

Response: The Issuer has analyzed the applicability of Regulation M to its share repurchase program and determined that the elements of its share repurchase program are consistent with the class relief granted by the Division of Market Regulation.
     4. Comment: Throughout the prospectus you reference and rely on certain third-party demographic and market data. If the demographic and market data upon which you rely has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazine, please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information is only available to customers or subscribers of the provider, please file a consent from the provider for the use of its name and the information attributed to it.
     Response: The Issuer is providing to the Commission copies of the relevant portions of the non-subscription publications or publications of general circulations to the extent that the Issuer has used such materials for demographic and market data in the Registration Statement. The Issuer confirms that none of the materials used for demographic and market data in the Registration Statement is available only to customers or subscribers of the provider and, therefore, the Issuer is not required to obtain any consents for its use.
Registration Statement Cover Page
     5. Comment: Please include the check box indicating you will rely on Rule 415 of the Securities Act in connection with the offering. Refer to the recently revised Form S-11.
     Response: The cover page of the Registration Statement has been revised in response to the Commission’s comment. Please see the cover page to the Registration Statement as reflected in Amendment No. 1.
Prospectus Cover Page
     6. Comment: Please revise the 11th bullet risk factor to highlight the advisor’s potential 15% back-end interest. Please make a similar change in the summary risk factor.
     Response: Each of the bullet risk factor and the summary risk factor has been revised in response to the Commission’s comment to include the formula for calculating the degree to which shares of convertible stock will be diluted upon conversion. Please see the revised bullet risk factor on the cover page of Amendment No. 1 and the revised summary risk factor on page 4 of Amendment No. 1.

Ms. Karen Garnett
October 30, 2008

Prospectus Summary, Page 1
     7. Comment: Please include a section summarizing how you will be managed, including the board’s approval of all acquisitions, the duties of your executive officers in their capacity as such and the relationship of the co-sponsors in managing your day-to-day affairs.
     Response: The prospectus summary has been revised in response to the Commission’s comment. Please see pages 4-6 of Amendment No. 1 for a summary of how the Issuer will be managed.
     8. Comment: Please advise us whether you have a web address. If you do, please include the address in your summary section and anywhere else you think appropriate. See Item 101(e)(3) of Regulation S-K.
     Response: The Issuer will not maintain its own website. Information regarding the Issuer will be available on the website maintained by the Issuer’s sponsor, Bluerock Real Estate, L.L.C., which may be found at www.bluerockre.com. Please see page 1 of Amendment No. 1 for the disclosure of the Issuer’s sponsor’s web address.
Distributions, Page 10
     9. Comment: Please disclose whether you intend to pay distributions from sources other than your cash flow from operations, such as offering proceeds or debt.
     Response: The “Distributions to Stockholders” section of the prospectus summary has been revised in response to the Commission’s comment. Please see page 11 of Amendment No. 1 for disclosure regarding the Issuer’s intent to pay distributions from sources other than its cash flow from operations. Please also see page 16 of Amendment No. 1, which include a risk factor noting the Board of Director’s authority to borrow funds, return capital or sell assets to make distributions. In addition, please note that on the cover page of Amendment No. 1, the tenth bullet point risk factor states that the issuer may pay distributions from any source, including offering proceeds.
Compensation to Our Advisor and its Affiliates, Page 11
     10. Comment: Please disclose the estimated acquisition and origination fees by assuming full investment of the minimum and maximum offering amounts in 80% properties and 20% loans. Please disclose on a leveraged and unleveraged basis assuming a target or maximum amount of leverage.

Ms. Karen Garnett
October 30, 2008

     Response: The “Compensation to Our Advisor and its Affiliates” chart has been revised in response to the Commission’s comment. Please see page 7 of Amendment No. 1 for the additional disclosure relating to the estimated acquisition fees.
     11. Comment: If accurate, please disclose that reimbursable expenses may include advisor personnel salaries.
     Response: The “Compensation to Our Advisor and its Affiliates” section has been revised in response to the Commission’s comment. Please see page 8 of Amendment No. 1 for disclosure relating to the reimbursement of advisor personnel salaries.
Management, Page 70
     12. Comment: Please briefly describe the duties you expect your executive officers to perform in their capacity as officers of the company and as distinct from their roles as officers/employees of the advisor.
     Response: The “Management” section has been revised in response to the Commission’s comment. Please see page 57 of Amendment No. 1 for a brief description of the duties that the Issuer’s executive officers will perform in their capacity as officers of the Issuer.
Our Advisor’s Chief Investment Officer, Page 76
     13. Comment: Please limit your disclosure regarding the accomplishments of Starwood Capital to activities that Mr. Babb had significant operational or management control over and, in each case, explain Mr. Babb’s role. To the extent you retain the list of Starwood Capital fund institutional investors, please advise us whether the parties listed are reflective of the complete list of investors.
     Response: In response to the Commission’s comment, the “Management” section has been revised in order to highlight the accomplishments of Mr. Babb. Please see pages 63-64 of Amendment No. 1 for disclosure regarding Mr. Babb’s activities at Starwood Capital. Please note that the items disclosed are those over which Mr. Babb had significant operational or management control.
Prior Performance Summary, Page 90
     14. Comment: Please disclose whether the sponsor required investor approval for material property decisions, such as acquisitions, sales or refinancings for the private programs. In addition, please disclose if investors had the

Ms. Karen Garnett
October 30, 2008

opportunity to review a specific property investment prior to investing in a program.
     Response: The prior performance summary has been revised in response to the Commission’s comment. Please see pages 75-76 for a discussion of the process for investor review and approval of material property decisions for Bluerock and Orion, respectively.
     15. Comment: We note that some of the disclosures required by Securities Act Industry Guide 5.8.A. are presented only for the 18 programs that have a substantially similar investment objective to the company. Please revise your registration statement to include a more detailed description of the notes program, including the number of loans made, the number of properties acquired with the loan proceeds and disclosure of any material adverse business developments in the program. Refer to Item 8.A of Industry Guide 5.
     Response: In response to the Commission’s comment, Amendment No. 1 includes a more detailed description of the notes program. Please see pages 76-78 of Amendment No. 1.
     16. Comment: Please confirm to us that you have disclosed all major adverse business developments of Bluerock and Orion’s prior programs that would be material to investors in this offering. Refer to Item 8.A.2 of Industry Guide 5.
     Response: The issuer confirms that there have been no major adverse business developments of Bluerock and Orion’s prior programs that would be material to investors in this offering.
Federal Income Tax Consequences, Page 124
     17. Comment: Please revise the reference to counsel’s REIT opinion to disclose that the opinion will also cover your organization.
     Response: The disclosure regarding the scope of the tax opinion has been revised in response to the Commission’s comment. Please see page 110 of Amendment No. 1 for disclosure that the tax opinion will also cover the organization of the Issuer.
Table IV, Page A-24
     18. Comment: The cash distribution figures per $1,000 investment for Stonegate, Woodland Park and North Park do not appear to be accurate. Please revise or advise.

Ms. Karen Garnett
October 30, 2008

     Response: The Issuer has revised Table IV in response to the Commission’s comment. Please see page A-24 of Amendment No. 1 for a revised table.
Financial Statements and Notes
Note 1 — Organization and Nature Of Business, Page F-4
     19. Comment: Please disclose the fiscal year-end that the Registrant has adopted.
     Response: The Issuer has adopted December 31 as its fiscal year end. Please see page F-3 of Amendment No. 1 for disclosure regarding the Issuer’s fiscal year end.
Note 3 — Related Party Transactions, Page F-4
     20. Comment: Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date. In that regard, if any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.
     Response: The Issuer has revised Amendment No. 1 in response to the Commission’s comment. Please see page F-3 for disclosure regarding the amount of organizational and offering costs incurred to date.
     21. Comment: Please consider expanding your note disclosures to include significant terms relating to the agreement with your advisor.
     Response: The Issuer has revised Amendment No. 1 in response to the Commission’s comment. Please see page F-3 of Amendment No. 1 for additional disclosure relating to the significant terms of the advisory agreement.
Part II
     22. Comment: Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.
     Response: The Issuer confirms to the Commission that it will file all required exhibits as promptly as possible. Please also note that the Issuer has removed Exhibits 3.1, 3.2, 5.1, 8.1, and 23.3 from within the prospectus as those are Exhibits called for by Part II and are not appropriate to be included in the prospectus. Further, please note that the Issuer has removed Exhibit D, Proposed Share Repurchase Plan, as that is not a customary document to file as an Exhibit to the Registration Statement.

Ms. Karen Garnett
October 30, 2008

Item 37. Undertakings, II-3
     23. Comment: Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
Response: The Issuer has revised the Registration Statement in response to the Commission’s comment. Please see pages II-4 and II-5 of Amendment No. 1 for the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
Best regards,
/s/ Martin H. Dozier
Martin H. Dozier
MHD:mhd
Enclosures

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